CHINA HELI RESOURCE RENEWABLE INCORPORATED
7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,
Urumqi, Xin Jiang Province, P.R.China
Telephone: +86.991.4637236   ●   Fax: +86.991.4683235
Email: frafan@gmail.com

February 11, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Jennifer Thompson,
Accounting Branch Chief

Re:   China Heli Resource Renewable, Inc.
          Form 20-F for the Fiscal Year ended December 31, 2009
          Filed July 14, 2010
          File No. 0-28879

We have provided responses to your comments regarding our Form 20-F filed on July 14, 2010. Our responses are inserted directly below the Commission’s comments to filing which you provided to us on February 3, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2009

1.     We have reviewed your response to comment 1 in our letter dated December 9, 2010.  Please note that your Form 20-F must provide all disclosures required by Item 15T of Form 20-F. We acknowledge that your filing provided the disclosures required by Item 15T(a) and Item 15T(c) of Form 20-F; however, you did not provide the disclosures required by Item 15T(b) of Form 20-F. Please note that disclosure controls and procedures are different from internal control over financial reporting, and each requires separate and distinct disclosures as specified within Item 15T. Accordingly, we reissue our prior comment in its entirety and request that you complete your evaluation and amend your filing within 10 business days to provide the required management’s report on internal control over financial reporting (“ICFR”). As discussed in SEC Release No. 33-8810, the objective of ICFR is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The purpose of the evaluation of ICFR is to provide management with a reasonable basis for its annual assessment as to whether any material weaknesses in ICFR exist as of the end of the fiscal year.

Response:

The Form 20-F document has been amended as requested by the Commission

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Jennifer Thompson,
Accounting Branch Chief
February 11, 2011

2.        As previously requested in our letter dated December 9, 2010, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the requested written statement from the company must use this exact wording, and your response to our previous letter did not use this exact wording.

Response:

China Heli Resource Renewable, Inc. and its management hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely yours,

/s/  Di Fan
Di Fan
Chief Executive Officer

Enclosure